Exhibit 14

AGREEMENT BY AND BETWEEN REGEN BIOPHARMA, INC. AND ONCOLOGY PHARMA INC.

THIS LICENSE AGREEMENT, including the exhibits referred to herein and attached hereto (the “Agreement”), effective as of April 7, 2021 (the “Effective Date”), is made and entered into by and between Regen BioPharma, Inc., a Nevada corporation (“Licensor”) and Oncology Pharma, Inc., a Nevada corporation (“Licensee”). Licensor and Licensee may be referred to in this Agreement each as a “Party” or collectively as the “Parties.”

RECITALS

A. Licensor owns or has the right to grant rights and licenses to the intellectual property described in Exhibit A (“License IP”).

B. Licensee desires to obtain from Licensor an exclusive right and license for the development and commercialization of the License IP for the treatment in humans of pancreatic cancer and

C. Licensor is willing to grant such right and license to Licensee.

NOW, THEREFORE, in consideration of the mutual covenants and obligations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Licensor and Licensee hereby agree as follows:

1. DEFINITIONS

As used in this Agreement, the following terms shall have the meanings indicated:

“Affiliate” shall mean any entity that is controlled by, controls, or is under common control with Licensee at any time during the Term. For such purpose the term “control” means (a) direct or indirect ownership of more than fifty percent (50%) of the voting interest in the entity in question, or more than fifty percent (50%) interest in the income of the entity in question; provided, however, that if local law requires a minimum percentage of local ownership of greater than fifty percent (50%), control will be established by direct or indirect beneficial ownership of one hundred percent (100%) of the maximum ownership percentage that may, under such local law, be owned by foreign interests; or (b) possession, directly or indirectly, of the power to direct or cause the direction of management or policies of the entity in question (whether through ownership of securities or other ownership interests, by contract or otherwise).

“Field” shall mean therapeutic uses related to treatment in humans of pancreatic cancer. “Improvements”shall mean any development, discovery or invention that is conceived, reduced to practice or otherwise developed by or on behalf of a Party, whether or not patentable, that is a modification, improvement or enhancement to, and is dominated by the claims of, the Patent Rights.

“Licensed Product” shall mean (a) any method, procedure, service or process that incorporates, uses, used, is covered by, infringes or would infringe any of the License IP in the U.S. or foreign jurisdictions; and (b) any apparatus, material, equipment, machine or other product that incorporates, uses, used, is covered by, infringes or would infringe any of the License IP in the U.S. or foreign jurisdictions but for the rights granted pursuant to this Agreement.

“Patent Rights” shall mean any and all rights which would be granted under any Patents which may issue on the applications listed in Exhibit A that claim an Improvement dominated by the claims of one or more of the patent rights described in (a) above, each to the extent that they are applicable to the Field.

“Commercialization” or “Commercialize” means activities directed to marketing, promoting, research and development as required, manufacturing for sale, offering for sale, distributing, importing or selling a product, including sub-licensing or sub-contracting of these activities.

“Develop” or “Development” shall mean pre-clinical and clinical research and development activities, including toxicology and other pre-clinical development efforts, stability testing, process development, pre-formulation, formulation development, delivery system development, quality assurance and quality control development, statistical analysis, clinical pharmacology, clinical studies (including without limitation Clinical Trials), regulatory affairs, and regulatory approval and clinical study regulatory activities.

“Term” shall mean fifteen years from the Effective Date.

“Quarter” means each of the four (4) thirteen (13) week periods; (i) commencing on January 1 of any calendar year.

“Net Sales” shall mean the means the gross invoiced amount, and/or the monetary equivalent of any other consideration actually received by Licensee and/or its Sublicensees, for the transfer of a Licensed Product, less any of the following items that are itemized on the relevant invoice or which Licensee can demonstrate have been actually paid or credited with respect to such transfer:

(a) outbound shipping, storage, packing and insurance expenses;

(b) distributor discounts;

(c) allowance for doubtful accounts or uncollectible accounts receivable;

(d) amounts repaid or credited as a result of rejections, defects, or returns, provided that such rejected, defective or returned Licensed Products are not re-transferred; and

(e) sales and other excise taxes (excluding VAT), tariffs, export license fees and duties paid to a governmental entity.

Sales commissions are not deductible. If Licensee or Sublicensee determines the resale price for subsequent transfers of Licensed Product, then Net Sales will be calculated based on the resale invoiced amount. If Licensee or Sublicensees sell the Licensed Products with any other goods or services, Net Sales will be calculated based on the mutually agreeable fair market value of the Licensed Products. Net Sales accrue at the first of delivery or invoice. Notwithstanding the foregoing, “Net Sales” shall not include amounts (i) for any Licensed Product furnished to a third party for which payment (other than the cost of the Licensed Product) is not intended to be received, including, but not limited to, Licensed Products used in Clinical Trials and Licensed Products distributed as promotional and free goods.

“First Commercial Sale” shall mean, with respect to each Licensed Product, the first sale of such Licensed Product by Licensee or its Affiliates or sublicensees to a third party for which payment has been received in any country in the Territory after all applicable required regulatory approvals have been granted by the applicable regulatory authority in such country.

“Territory” shall mean worldwide.

2. LICENSES

2.1. Grant of Rights. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee an exclusive, royalty-bearing right and license, in the Field in the Territory, including the right to grant sublicenses, to make, have made, use, develop, commercialize, offer for sale, have sold, and import Licensed Products.

2.2. Sublicense Rights. Licensee shall have the right, subject to Licensor’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned, to sublicense the rights granted under Section 2.1 (Grant of Rights) to an Affiliate or a third party pursuant to a written sublicense agreement; PROVIDED, in the event of any sublicense of rights by Licensee hereunder, (i) full copies of the final sublicense are provided to Licensor, (ii) such sublicense shall be subject to the terms and conditions of this Agreement that, by their terms, are applicable to such sublicense, (iii) the sublicense by Licensee hereunder shall not relieve Licensee of its obligations under this Agreement, and (iv) Licensee shall remain responsible to Licensor for the performance or nonperformance of any such sublicensee hereunder.

2.3. Rights to Licensee Improvements. Any Improvement made by or on behalf of Licensee after the Effective Date (“Licensee Improvement”) shall be owned by Licensee. Licensee hereby grants Licensor first right of refusal on any intellectual property developed from this license agreement.

2.4. No Other Rights. Except as expressly provided herein, no right, title, or interest is granted whether by implication, estoppel, reliance, or otherwise, by Licensor to Licensee in, to or under the License IP. All rights with respect to technology, patents or other intellectual property rights that are not specifically granted herein are reserved;

3. PAYMENTS AND RELATED OBLIGATIONS

3.1. License Fees. In partial consideration for the rights and license granted pursuant to Section 2.1 (Grant of Rights), Licensee shall pay to Licensor:

3.1.1. a non-refundable, upfront payment Fifty Five Thousand Dollars ($55,000 USD) as a license initiation fee which must be paid no later than April 20, 2021

3.1 Royalty Payments:

3.1.1. In partial consideration for the rights and licenses granted pursuant to Section 2.1 (Grant of Rights), Licensee shall pay to Licensor royalties equal to five percent (5%) of the Net Sales of any Licensed Products in a Quarter.

3.1.2 Royalty Term. The obligation of Licensee to pay royalties to Licensor pursuant to Section 3..1 shall commence on the date of the First Commercial Sale of a Licensed Product and continue, until expiration of the Term.

3.1.3. Sublicensee Payments. Licensee will pay Licensor ten percent (10%) of all consideration (in the case of in-kind consideration, at fair market value as monetary consideration) received by Licensee from sublicensees, excluding royalties from sublicensees based on Net Sales of any Licensed Products for which Licensor receives payment in accordance with Section 3.1.1

3.1.4 Licensee shall pay all royalties due and payable on Net Sales in each (i) within sixty (60) days after the last day of each Quarter in which the applicable Net Sales underlying such royalties were billed or invoiced by Licensee (ii) in the case of a sublicensee, within thirty (30) days after the sublicensee or its Affiliate remits payment to Licensee.

3.1.5 Taxes. To the extent a withholding tax obligation is imposed by a governmental authority upon a royalty or other payment due and payable by Licensee to Licensor, Licensee or a sublicensee, as the case may be, shall be entitled to withhold from such payment the amount, if any, of any tax assessed against Licensor and to be withheld, provided that such tax is only for the account of Licensor and evidence of the payment of such tax is promptly provided to Licensor. Licensee, or the sublicensee, as the case may be, shall pay the amount of such tax to the proper taxing authority as required and shall be entitled to deduct the amount of such tax from the payment to be made by Licensee to Licensor. Licensee shall advise Licensor of any tax payment made for the benefit of Licensor pursuant to this Section 3.1.5 (Taxes) and provide, or request a sublicensee to provide, Licensor copies of tax receipts for all taxes paid and deducted from the payment due and payable to Licensor, together with copies of all pertinent communications from or with governmental authorities with respect thereto. At Licensor’s reasonable request and at Licensor’s reasonable expense, Licensee shall reasonably assist Licensor in any effort by Licensor in claiming any exemption from such deductions or withholdings under any double taxation or similar agreement or treaty from time to time in force, and in minimizing the amount required to be so withheld or deducted.

3.1.6 Interest. Any payment due and payable to Licensor under the terms and conditions of this Agreement, including, without limitation, any royalty payment, made by Licensee after the date such payment is due and payable shall bear interest as of the day after the date such payment was due and payable and shall continue to accrue such interest until such payment is made at an annualized rate equal to 10%.

3.1.7 Records and Reports

Commencing on first commercial transfer of Licensed Product, Licensee will deliver to Licensor within 30 days after the end of each calendar quarter (each, a “Reporting Period”) a written report that has been signed by an authorized official of Licensee. Each report will set forth a full accounting of any amounts due Licensor, including the information necessary or desirable to calculate the amount of (a) the continuing royalty payments due under Section 3 for the Reporting Period on a country-by-country basis; (b) the licensing remuneration received during the Reporting Period, or if there were no gross sales/Net Sales or licensing revenue, Licensee will provide a short written statement to Licensor stating that fact.

3.1.8 Audit Rights

Licensee shall permit an independent public accountant designated by Licensor and reasonably acceptable to Licensee, to have access, no more than once in each calendar year during the Term and no more than twice during the three (3) calendar years following the expiration or termination of this Agreement, during regular business hours and upon at least sixty (60) days written notice, to Licensee’s records and books to the extent necessary to determine the accuracy of Net Sales reported, and payments made, by Licensee to Licensor within the three (3) year period immediately preceding such an audit. The independent public accountant shall be under a confidentiality obligation to Licensee to disclose to Licensor only (a) the accuracy of Net Sales reported and the basis for royalty and other payments made to Licensor under this Agreement and (b) the difference, if any, such reported and paid amounts vary from amounts determined as a result of the audit. If such examination results in a determination that Net Sales or payments have been misstated, over or under paid amounts due shall be paid promptly to the appropriate Party. If Net Sales are understated by greater than ten percent (10%), the fees and expenses of such accountant shall be paid by Licensee; otherwise the fees and expenses of such accountant shall be paid by Licensor. All matters reviewed by such independent public accountant shall be deemed Confidential Information of Licensee and shall be subject to Section 6 (Confidentiality). Licensee shall use commercially reasonable efforts to reserve the right to conduct audits of its sublicensees in a comparable manner to this Section 3.2.8 and if requested by Licensor shall appoint an independent public accountant to conduct such audit, at Licensor’s expense, unless the Net Sale of sublicensee are understated by greater than 10 percent (10%), in which case Licensee shall ensure that the fees and expenses of such accountant shall be paid by the sublicensee. Licensee shall provide Licensor with a copy of all audit reports of sublicensees under this Section 3.2.8, such reports shall be deemed Confidential Information of Licensee and shall be subject to Section 6(Confidentiality).

3.1.9 Licensee shall commence Development of Licensed Products no later than that date which is nine months subsequent to the Effective Date.

4. PATENT MATTERS

4.1 Licensor shall have the right, but not the obligation, to prosecute and maintain all Patents to be issued pertaining to the Patent applications licensed in Exhibit A at its cost and expense. Licensor shall keep licensee reasonably apprised of all relevant actions regarding the status of such patents.

4.2 Each Party shall notify the other Party of any infringement of any intellectual property rights with regard to the License IP or a Licensed Product by a third party in the Field which becomes known to such Party, and of any claim of infringement by a third party that the activities of a Party infringe patent rights of such third party. Licensor shall have has sole responsibility and control of legal action relating to claims of infringement with respect to the Licensed Technology.

4.3 Licensor shall have the first right, but not an obligation, to initiate, maintain and control, at Licensor’s expense, legal action against any infringement of intellectual property rights relating to the Licensed Technology by a third party in the Field.

4.4 In any suit, proceeding or dispute involving infringement of any intellectual property rights relating to the License IP in the Field, the Parties shall provide each other with reasonable cooperation shall make available to each other , at reasonable times and under appropriate conditions, all relevant personnel, records, papers, information, samples, specimens, and the like in its possession.

5. REPRESENTATIONS AND WARRANTIES

5.1 Each Party hereby is duly organized, validly existing and in good standing under the laws of their respective jurisdiction. Each Party has the full right and power to enter into and perform its obligations under this Agreement and each has duly authorized, executed and delivered this Agreement which is binding upon, and enforceable against, each Party in accordance with its terms.

Nothing in this Agreement shall be construed as a representation made, or warranty given, by Licensor that (i) that any patent will issue based upon any pending patent application with regard to the License IP or (ii) that the use of any license granted hereunder or the use of the License IP will not infringe the patent or proprietary rights of any third party.

Nothing in this Agreement shall be construed as a representation made, or warranty given by the Licensor regarding merchantability or fitness for a particular purpose of the License IP.

Nothing in this Agreement shall be construed as a representation made, or warranty given, by Licensor that the manufacture, use, sale, offer for sale or importation of the Licensed Products will not infringe the patent or proprietary rights of any third party.

6. CONFIDENTIALITY

6.1. Confidential Information. The Parties may provide Confidential information to each other, including but not limited to each Party’s know-how, invention disclosures, proprietary materials and/or technologies, economic information, business or research strategies, trade secrets and material embodiments thereof. As used herein, “Confidential Information” means any information of a confidential and proprietary nature disclosed by a Party to this Agreement to the other Party (i) in written form marked “confidential” or (ii) in oral form if summarized in a writing marked “confidential” delivered to the receiving Party within thirty (30) days after the oral disclosure.

6.2. Confidentiality and Non-Use. The recipient of a disclosing Party’s Confidential Information shall maintain such Confidential Information in confidence, and shall disclose such Confidential Information only to its employees, agents, consultants, Affiliates, licensors, sublicensees, attorneys, accountants, investors, potential acquirors and advisors who have a reasonable need to know such Confidential Information and who are bound by obligations of confidentiality and non-use no less restrictive than those set forth herein and for whom each Party shall be responsible for any breach of this Section 6. The recipient of the disclosing Party’s Confidential Information shall use such Confidential Information solely to exercise its rights and perform its obligations under this Agreement (including, without limitation, the right to use and disclose such Confidential Information in regulatory applications and filings), unless otherwise mutually agreed in writing. The recipient of the other Party’s Confidential Information shall take the same degree of care that it uses to protect its own confidential and proprietary information of a similar nature and importance (but in any event no less than reasonable care).

6.3. Exclusions. Confidential Information shall not include information that: (a) is in the recipient’s possession prior to receipt from the disclosing Party as established by documentary proof; (b) is or becomes, through no fault of the recipient or its Affiliates or sublicensees hereunder, publicly known (as shown by the recipient’s written record); (c) is furnished to the recipient by a third party without breach of a duty to the disclosing Party; (d) is independently developed by the recipient without use of, application of or access to the disclosing Party’s Confidential Information; or (e) is required to be disclosed under applicable law, but only for the sole purpose of and solely to the extent required by such law, and provided that the recipient, to the extent possible, shall give the disclosing Party prior written notice of the proposed disclosure and cooperate fully with the disclosing Party to minimize the scope of any such required disclosure, to the extent possible and in accordance with applicable law.

6.4. Termination. All obligations of confidentiality and non-use imposed under this Section 6 (Confidentiality) shall expire five (5) years after the date of disclosure of such information under this Agreement.

7. TERMINATION OTHER THAN EXPIRATION OF TERM

7.1 If a Party commits a material breach of this Agreement (“Defaulting Party”), the other Party may notify the Defaulting Party in writing of such failure. If the Defaulting Party does not make a written objection as to whether a material breach has occurred or fails to cure such material breach within ten (10) days of the receipt of the foregoing notice from the other Party then the other Party may terminate this Agreement.

7.2 Licensor may terminate this Agreement if Licensee, its Affiliate, or its sublicensee, has not sold any Licensed Product anywhere in the Territory within five years of the date that patent protection has been granted by the United States Patent and Trademark Office to Licensor with regard to the License IP or Licensee, its Affiliate, or its sublicensee, has not sold any Licensed Product anywhere in the Territory for any twelve (12) month period after Licensee’s, its Affiliate’s, or its sub licensee’s First Commercial Sale of a Licensed Product, unless (i) such failure to sell Licensed Product is the result of (a) a recall, suspension of regulatory approval or clinical hold by a regulatory authority such as the U.S. Food and Drug Administration or foreign equivalent in the Territory, (b) a voluntary recall and/or suspension of Licensed Product sales by Licensee, its Affiliate, or its sublicensee, based on reasonable concerns for patient safety, or (d) a force majeure ( Section 8).

7.3. Licensor may terminate this Agreement if the License Initiation Fee required pursuant to 3.1.1. of this Agreement is not paid in readily available funds by April 20, 2021.

7.4 Licensee may terminate this Agreement if as of a date that is five years subsequent to the Effective Date of this Agreement a patent has not been granted by the United States patent and Trademark Office to Licensor with regard to that License IP

7.5 Licensee may terminate this Agreement if any of the License IP has not been granted Patent protection by the United States Patent and Trademark Office as of a date which is three years subsequent to the Effective Date .

7.6 Licensee may terminate this Agreement if a patent that has been granted by the United States Patent and Trademark Office to Licensor with regard to any of the License IP is terminated.

7.7 Licensee agrees that, in the event of termination of this Agreement pursuant to 7.1., 7.2, 7.3, 7.4, 7.5, or 7.6 of this Agreement Licensor shall be under no obligation to refund any amounts paid to Licensor by Licensee pursuant to this Agreement.

8. FORCE MAJEURE

8.1 Neither Party shall be held responsible for any delay or failure in performance hereunder caused by strikes, embargoes, unexpected government requirements, including civil or military authorities, acts of God, earthquake, or by the public enemy or other causes reasonably beyond such Party’s control and without such Party’s fault or negligence; provided that the affected Party notifies the unaffected Party as soon as reasonably possible, and resumes performance hereunder as soon as reasonably possible following cessation of such force majeure event; and provided further that no such delay or failure in performance shall continue for more than twelve (12) months.

9. LOSS OF EXCLUSIVITY

9.1 In the event Development pursuant to 3.1.9 shall not have commenced by the required date the rights and license granted pursuant to Section 2 shall be nonexclusive from that date forward.

10. NOTICES

10.1 Notices. Any notice, report, communication or consent required or permitted by this Agreement shall be in writing and shall be sent (a) by prepaid registered or certified mail, return receipt requested, (b) by overnight express delivery service by a nationally recognized courier, or (c) via confirmed facsimile or telecopy, followed within five (5) days by a copy mailed in the preceding manner, addressed to the other Party at the address shown below or at such other address for which such Party gives notice hereunder. Such notice will be deemed to have been given when delivered or, if delivery is not accomplished by some fault of the addressee, when tendered.

If to Licensor:

Regen Biopharma, Inc.

711 S. Carson Street, Suite 4

Carson City, Nevada 89791

USA

Attn: David R. Koos, CEO

FAX: 619.330.2328

If to Licensee:

Oncology Pharma, Inc.

One Sansome Street

Suite 3500

San Francisco CA 94104

USA

Attn: George Malasek, CEO

FAX:

11. INDEMNIFICATION

11.1 Licensee will indemnify, defend and hold harmless Licensor, its directors, officers, employees, , agents, and consultants (“Licensor Indemnitees”) from and against all claims, liabilities, demands, damages, costs, expenses (including attorney fees and costs) and losses, including (a) for death, personal injury, illness and property damage arising from or relating in any way to this Agreement, including the Licensed Products; (b) the use or misuse of the License IP and/or Licensed Products by or on behalf of Licensee, sublicensees, their customers, suppliers, independent contractors and other third persons; (c) the design, manufacture, distribution, storage, sale, import and/or use of any Licensed Products or other products or processes developed in connection with or arising out of the License IP; and (d) Licensee’s and/or sublicensees’ negligence and willful malfeasance. Licensor will reasonably cooperate with Licensee, at Licensee’s expense, in the defense of such action; provided that under no circumstances will Licensee or any party acting on its behalf make any admissions of fault or impose any material obligation on Licensor indemnitees, including with respect to the License IP.

11.2 Licensee will maintain general and product liability insurance with deductibles and minimum limits of liability in amounts commensurate with industry standards and sufficient to satisfy its obligation hereunder, including Section 10.1. Evidence of insurance will be provided to Licensor upon request.

12. ASSIGNMENT

12.1 Licensor has the right to assign its License IP and this Agreement to any successor or assign.

13. Independent Contractor; No Agency.

13.1 Neither Party will be deemed to be the employee, representative, agent, joint venturer or partner of the other Party for any purpose. Neither Party has the authority to obligate or bind the other, or to incur any liability on behalf of the other, nor to direct the employees of the other.

14. GOVERNING LAW, VENUE, AND WAIVER OF JURY TRIAL.

14.1 All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of California, without regard to the principles of conflicts of law thereof. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in California for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or inconvenient venue for such proceeding. If either party shall commence an action or proceeding to enforce any provisions of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

15 SEVERABILITY

15.1 The terms and conditions of this Agreement are severable. If any term or condition of this Agreement is rendered invalid or unenforceable by any law or regulation, or declared null and void by any court of competent jurisdiction, that part will be reformed, if possible, to conform to law, and if reformation is not possible, that part will be deleted in such jurisdiction only and the remainder of the terms and conditions of this Agreement as well as the invalid or unenforceable term or condition in all jurisdictions where valid and enforceable will remain in full force and effect, unless enforcement of this Agreement without the invalid or unenforceable term or condition would be grossly inequitable under the circumstances or would frustrate the primary purpose of this Agreement.

16 WAIVER

16.1 Failure by either Party to enforce a term of this Agreement will not be deemed a waiver of future enforcement of that or any other term in this Agreement or any other agreement that may be in place between the Parties.

17 MODIFICATION

17.1 This Agreement may not be altered, amended or modified in any way except by a writing signed by both Parties.

18. ENTIRE AGREEMENT

18.1 The Parties acknowledge that this Agreement, together with the exhibit attached hereto, sets forth the entire agreement and understanding of the Parties as to the subject matter hereof, and supersedes all prior and contemporaneous discussions, agreements and writings in respect hereto.

LICENSOR (KCL THERAPEUTICS, INC.)		LICENSEE (ONCOLOGY PHARMA, INC.)

By:	/s/ David R. Koos	By:	/s/ George Malasek
	David R. Koos		George Malasek
	Chairman & CEO		Inerim CEO

EXHIBIT A

ANTIGEN SPECIFIC MRNA CELLULAR CANCER VACCINES

1